PROSPECTUS SUPPLEMENT	As filed pursuant to Rule 424(b)(2)

(To Prospectus dated December 2, 2005)	Registration No. 333-130112

CALCULATION OF REGISTRATION FEE

	Amount	Proposed	Proposed Maximum	Amount of
Title of Each Class of	To Be	Maximum Offering	Aggregate	Registration
Securities Offered	Offered(1)	Price Per Share	Offering Price	Fee(1)(2)

Common Stock(3)	9,000,000	$23.25	$209,250,000	$22,390

(1)	Calculated in accordance with Rule 457(r) and Rule 457(o) of the Securities Act.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, the registration fee of $62,500, previously paid in respect of $250,000,000 aggregate amount of unsold securities is being carried forward from Kansas City Southern’s shelf registration statement on Form S-3, filed May 16, 2001, (File No. 333-61006), and is credited against the registration fee due for this offering in an amount equal to the registration fee of $23,390. No additional registration fee is paid with respect to this offering.

(3)	Includes associated rights to purchase Series A Preferred Stock of KCS pursuant to the Rights Agreement between Kansas City Southern and UMB Bank, n.a., dated as of September 29, 2005.

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 2, 2005)
9,000,000 Shares
Kansas City Southern
COMMON STOCK

The selling stockholder identified in this prospectus supplement is selling 9,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.
Our common stock is listed on the New York Stock Exchange under the symbol “KSU”. The last reported sale price of our common stock on December 5, 2005 was $24.68 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of the accompanying prospectus.

PRICE $23.25 A SHARE

		Underwriting	Proceeds
	Price to	Discounts and	to Selling
	Public	Commissions	Stockholder

Per Share	$23.25	$1.00	$22.25
Total	$209,250,000	$9,000,000	$200,250,000
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on December 9, 2005.

MORGAN STANLEY
December 5, 2005

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement or the date of such information as specified in this prospectus supplement, if different.

SUMMARY
      This summary highlights selected information from this prospectus supplement and may not contain all of the information that may be important to you. To understand the terms of the securities being offered by this prospectus supplement, you should read this entire prospectus supplement, the accompanying prospectus and the documents identified in the prospectus under the caption “Where You Can Find More Information.”
      Unless we have indicated otherwise, references in this prospectus to “KCS” mean Kansas City Southern and references to the “Company,” “we,” “us,” “our,” and similar terms refer to KCS and our consolidated subsidiaries.
KANSAS CITY SOUTHERN
      We are a holding company that owns and operates uniquely positioned domestic and international rail operations in North America that are strategically focused on the growing north/south freight corridor connecting key commercial and industrial markets in the central United States with major industrial cities in Mexico. The Kansas City Southern Railway Company (“KCSR”), which was founded in 1887, is one of seven Class I railroads. KCSR serves a ten-state region in the Midwest and southern parts of the United States and has the shortest north/south rail route between Kansas City, Missouri and several key ports along the Gulf of Mexico in Alabama, Louisiana, Mississippi and Texas.
      We control and own all of the stock of Kansas City Southern de Mexico (“KCSM”) formerly TFM, S.A. de C.V., through our wholly owned subsidiary, Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”). On December 2, 2005 the name of KCSM was formally changed to Kansas City Southern de Mexico (“KCSM”). KCSM operates a primary commercial corridor of the Mexican railroad system and has as its core route a key portion of the shortest, most direct rail passageway between Mexico City and Laredo, Texas. KCSM serves most of Mexico’s principal industrial cities and three of its major shipping ports. KCSM’s rail lines are the only ones which serve Nuevo Laredo, the largest rail freight interchange point between the United States and Mexico. KCSM, through its concession with the Mexican government (the “Concession”), has the right to control and operate the southern half of the rail-bridge at Laredo.
      We own, directly and indirectly, through our wholly-owned subsidiaries, 100% of Mexrail, Inc. (“Mexrail”). Mexrail owns 100% of the Texas Mexican Railway Company (“Tex-Mex”). Tex-Mex operates a 157-mile rail line extending from Laredo to the port city of Corpus Christi, Texas and connects the operations of KCSR with KCSM. Tex-Mex connects with KCSM at the United States/ Mexico border at Laredo and connects to KCSR through trackage rights at Beaumont, Texas. Through our ownership in Mexrail, we own the northern half of the rail-bridge at Laredo, Texas, which spans the Rio Grande River between the United States and Mexico. Laredo is a principal international gateway through which more than 50% of all rail and truck traffic between the United States and Mexico crosses the border.
      Our rail network (KCSR, KCSM and Tex-Mex) comprises approximately 6,000 miles of main and branch lines extending from the Midwest and Southeastern portions of the United States south into Mexico and connects with all other Class I railroads providing shippers with an effective alternative to other railroad routes and giving direct access to Mexico and the southeastern and southwestern United States through less congested interchange hubs.
      We also own 50% of the stock of the Panama Canal Railway Company (“PCRC”), which holds the concession to operate a 47-mile coast-to-coast railroad located adjacent to the Panama Canal. The railroad handles containers in freight service across the isthmus. Panarail Tourism Company (“Panarail”), a wholly owned subsidiary of PCRC, operates commuter and tourist railway services over the lines of the PCRC.
      Other subsidiaries and affiliates of KCS include the following:

•	Southern Capital Corporation, LLC (“Southern Capital”), a 50% owned unconsolidated affiliate that leases locomotive and rail equipment to KCSR;

•	Transfin Insurance, Ltd., a wholly-owned and consolidated captive insurance company, providing property, general liability and certain other insurance coverage to KCS and its subsidiaries and affiliates;

•	Trans-Serve, Inc., (d/b/a Superior Tie and Timber— “ST&T”), a wholly-owned and consolidated operator of a railroad wood tie treating facility; and

•	PABTEX GP, LLC (“Pabtex”), a wholly-owned and consolidated owner of a bulk materials handling facility with deep-water access to the Gulf of Mexico at Port Arthur, Texas that stores and transfers petroleum coke and soda ash from trucks and rail cars to ships, primarily for export.
      KCS was organized in 1962 as Kansas City Southern Industries, Inc. and in 2002 formally changed its name to Kansas City Southern. KCS, as the holding company, supplies its various subsidiaries with managerial, legal, tax, financial and accounting services, in addition to managing other minor “non-operating” investments.

Concurrent Offerings
      The selling stockholder is selling 18,000,000 shares of our common stock of which 9,000,000 shares are offered hereby. Concurrently with this offering we are offering our preferred stock. In connection with the concurrent offering of preferred stock by us, we have entered into an agreement, whereby we will, subject to certain conditions, purchase 9 million shares of our common stock formerly held by TMM concurrently with the closing of such offering. As described under “Use of Proceeds” below, we will use the proceeds of the offering of preferred stock to pay for such purchased shares on the closing date of the concurrent offering. Our current senior credit facility prohibits such purchase and such purchase would constitute an event of default thereunder on the closing date of the concurrent offering. We intend to obtain, on or prior to the closing date of the concurrent offering of preferred stock, the consent of our lenders under our senior credit facility to permit such purchase. In the event that we are unable to obtain such consent, Morgan Stanley, or one of its affiliates, has committed to provide us, on or prior to the closing date of such concurrent offering, a senior credit facility on substantially consistent terms with our current senior credit facility to enable us to refinance our current senior credit facility and proceed with the contemplated purchase of our common stock.

THE OFFERING

Common stock offered by the Selling stockholder:	9,000,000 shares

Common stock to be outstanding after this offering	73,406,365 shares(1)

Use of proceeds	We will not receive any proceeds from the shares of common stock being sold by the selling stockholder.

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future.

New York Stock Exchange symbol	KSU
      The number of shares outstanding above excludes:

•	shares of common stock issuable upon the exercise of options outstanding as of November 30, 2005 under our employee benefit plans,

•	shares of common stock issuable upon the conversion of convertible preferred stock outstanding as of November 30, 2005 and

•	shares of common stock reserved for issuance under our employee stock option plans, stock ownership plans or dividend reinvestment plans in effect as of the date of this prospectus supplement.

(1)	This number reflects 9,000,000 shares of our common stock repurchased by us in a concurrent offering.

RISK FACTORS
Risk Factors Related to an Investment in Our Common Stock
          The price of our common stock may fluctuate significantly, which may make it difficult for you to resell common stock when you want to or at prices you find attractive.
      The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate.
      Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, but are not limited to:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	our dividend policy;

•	future sales of our equity or equity-linked securities; and

•	general domestic and international economic conditions.
      In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.
          Our ability to pay dividends may be limited, and we do not anticipate paying cash dividends on our common stock in the foreseeable future.
      We have agreed, and may agree again, to restrictions on our ability to pay dividends on our common stock. In addition, to maintain our credit ratings, we may be limited in our ability to pay dividends on our common stock so that we can maintain an appropriate level of debt. During the first quarter of 2000, our board of directors suspended our common stock dividends. We do not anticipate making any cash dividend payments to our common stockholders for the foreseeable future.
          Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock.
      As of September 30, 2005, we had 2,859,045 remaining shares of common stock reserved for issuance under our stock option plan. Sales of common stock by stockholders upon exercise of their options, sales by our executive officers and directors subject to compliance with Rule 144 under the Securities Act of 1933, or the perception that such sales could occur, may adversely affect the market price of our common stock.

          We have provisions in our charter, bylaws and rights agreement that could deter, delay or prevent a third party from acquiring us and that could deprive you of an opportunity to obtain a takeover premium for shares of our common stock.
      We have provisions in our charter and bylaws that may delay or prevent unsolicited takeover bids from third parties. These provisions may deprive our stockholders of an opportunity to sell their shares at a premium over prevailing market prices. For example, our restated certificate of incorporation provides for a classified board of directors. It further provides that the vote of 70% of the shares entitled to vote in the election of directors is required to amend our restated certificate of incorporation to increase the number of directors to more than eighteen, abolish cumulative voting for directors and abolish the classification of the board. The same vote requirement is imposed by our restated certificate of incorporation on certain transactions involving mergers, consolidations, sales or leases of assets with or to certain owners of more than 5% of our outstanding stock entitled to vote in the election of directors. Our bylaws provide that a stockholder must provide us with advance written notice of its intent to nominate a director or raise a matter at an annual meeting. In addition, we have adopted a rights agreement which under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of the common stock by the selling stockholder. The selling stockholder will receive all of the proceeds from the sale of the common stock offered hereby.
CONCURRENT OFFERING
      Contemporaneously with this secondary offering of KCS common stock by the selling stockholder, we are offering 210,000 shares of 5.125% cumulative convertible perpetual preferred stock (the “preferred stock”) in a registered offering pursuant to a separate prospectus. The terms of the preferred stock are summarized below.
      Dividends on the preferred stock are payable, when, as and if declared by our board of directors, at the rate of 5.125% per annum of the liquidation preference of $1,000 quarterly in arrears. Dividends on the preferred stock will be cumulative from the date of issuance. Accumulated but unpaid dividends on the preferred stock cumulate at the annual rate of 5.125%. We may pay dividends on the preferred stock in cash, shares of our common stock, or any combination thereof.
      Each share of preferred stock is convertible, at any time, into shares of our common stock at a conversion rate of 33.3333 shares of common stock for each share of preferred stock, subject to specified adjustments. In addition, if a holder of preferred stock elects to convert its shares of preferred stock in connection with the occurrence of a designated event that is also a fundamental change, the holder will be entitled to receive additional shares of common stock upon conversion in certain circumstances.
      Upon certain designated events, holders of the preferred stock may, subject to legally available funds, require us to redeem any or all of their shares of preferred stock at the liquidation preference, plus any accumulated and unpaid dividends to the date of redemption, which we may pay in either cash, shares of our common stock or any combination thereof at our option. Holders will have no other right to require us to redeem the preferred stock at any time. On or after February 20, 2011, we may, at our option, cause all, and not less than all, of the outstanding shares of preferred stock to be automatically converted into shares of our common stock at the then prevailing conversion rate, but only if the closing sale price of our common stock multiplied by the conversion rate then in effect equals or exceeds 130% of the liquidation preference for 20 trading days during any consecutive 30 trading day period, and if we have paid all accumulated and unpaid dividends on the dividend payment date immediately preceding the forced conversion date.

COMMON STOCK PRICE RANGE
      Our common stock has been listed on the New York Stock Exchange under the symbol KSU. The following table sets forth the high and low closing sales prices of our common stock, as reported by the New York Stock Exchange, for each of the periods listed.

	High	Low

Fiscal 2003	$14.97	$10.65
First Quarter	13.02	10.65
Second Quarter	12.78	10.70
Third Quarter	13.37	10.60
Fourth Quarter	14.97	10.95
Fiscal 2004	$18.08	$12.60
First Quarter	15.35	13.39
Second Quarter	15.53	12.60
Third Quarter	15.53	13.27
Fourth Quarter	18.08	15.22
Fiscal 2005	$25.56	$16.09
First Quarter	20.03	16.09
Second Quarter	20.71	18.61
Third Quarter	23.31	19.72
Fourth Quarter (through December 5, 2005)	25.56	20.81
      The last reported sale price of our common stock on the New York Stock Exchange on December 5, 2005 was $24.68 per share. As of November 30, 2005, we had 4,570 common holders of record of our common stock.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2005. Our capitalization includes the consolidated effects of the acquisitions of Mexrail and Grupo TFM as of that date.
      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, and other financial information incorporated by reference in the accompanying prospectus.

	As of
	September 30, 2005

		As
	Actual	Adjusted

Cash and Cash Equivalents	$72.4	$72.4

Debt due within one year	$142.1	$142.1
Long-term debt	1,465.6	1,465.6
Stockholders’ Equity:
$25 par, 4% noncumulative, Preferred stock	6.1	6.1
$1 par, 4.25% Cumulative Preferred stock	0.4	0.4
$1 par, 5.125% Cumulative Preferred stock	—	0.2
$.01 par, Common stock	0.8	0.7
Paid in capital	473.3	473.2
Retained earnings	948.9	948.9
Unearned compensation from restricted stock	(6.6)	(6.6)
Accumulated other comprehensive income	0.6	0.6

Total capitalization	$3,031.2	$3,031.2

DESCRIPTION OF KCS COMMON STOCK
      The description of our capital stock set forth below is not complete and is qualified by reference to our restated certificate of incorporation and bylaws. Copies of our restated certificate of incorporation and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read the “Where You Can Find More Information” section of this prospectus.
Authorized Capital Stock
      Under our restated certificate of incorporation, KCS is authorized to issue (i) 400,000,000 shares of common stock, par value $0.01 per share, (ii) 840,000 shares of Preferred Stock, par value $25.00 per share, and (ii) 2,000,000 shares of New Series Preferred Stock, par value $1.00 per share, of which 150,000 shares are designated as New Series Preferred Stock, Series A (“Series A Preferred Stock”), 1,000,000 shares are designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”) and 400,000 shares are designated as 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C. As of September 30, 2005, 82,165,103 shares of common stock were issued and outstanding (excluding 9,204,013 treasury shares), 242,170 shares of Preferred Stock were issued and outstanding, 400,000 shares of Series C Preferred Stock were issued and outstanding, and no other shares of New Series Preferred Stock were outstanding. No other classes of capital stock are authorized under KCS’s restated certificate of incorporation. The issued and outstanding shares of common stock, Preferred Stock and Series C Preferred Stock are duly authorized, validly issued, fully paid and non-assessable. Our common stock and Preferred Stock are listed on the New York Stock Exchange.
Common Stock
      Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends, provided that, if any shares of New Series Preferred Stock or Preferred Stock are outstanding, no dividends or other distributions may be made with respect to the common stock unless full required dividends on the shares of New Series Preferred Stock and Preferred Stock have been paid, including accumulated dividends in the case of any series of New Series Preferred Stock designated to receive cumulative dividends.
      Holders of common stock are entitled to one vote per share multiplied by the number of directors to be elected in an election of directors, which may be cast cumulatively, and to one vote per share on any other matter, voting as a single class. In certain instances, holders of New Series Preferred Stock or Preferred Stock may have special class voting rights. Holders of Preferred Stock are entitled to one vote per share multiplied by the number of directors to be elected in an election of directors, which may be cast cumulatively, and to one vote per share on other matters. Holders of Preferred Stock vote as a single class with the holders of common stock and any series of New Series Preferred Stock having voting rights; however, whenever dividends are in arrears on the Preferred Stock for six quarters, the holders of Preferred Stock have the right to vote as a class to elect two directors at the next annual stockholders’ meeting at which directors are elected and have such right until dividends have been paid on the Preferred Stock for four consecutive quarters. The vote of the holders of two-thirds of Preferred Stock voting together as a class is required for any amendment to KCS’s restated certificate of incorporation which would materially and adversely alter or change the powers, preferences or special rights of such stock.
      In the event of the voluntary or involuntary dissolution, liquidation or winding up of KCS, holders of common stock are entitled to receive pro rata, after satisfaction in full of the prior rights of creditors (including holders of KCS’s indebtedness) and holders of New Series Preferred Stock and Preferred Stock, all the remaining assets of KCS available for distribution. The issuance of additional shares of New Series Preferred Stock or Preferred Stock may result in a dilution of the voting power and relative equity interests of the holders of common stock and would subject the common stock to the prior dividend and liquidation rights of the New Series Preferred Stock and Preferred Stock issued. The common stock is not redeemable and has no preemptive rights.

Anti-Takeover Provisions

Classified Board of Directors
      Our restated certificate of incorporation provides that our board of directors will be divided into three classes as nearly equal in number as possible. Each class of directors serves for a term of three years and such terms commence in three consecutive years so that one class of directors is elected at the annual stockholders’ meeting each year. Our restated certificate of incorporation also provides that the vote of 70% of the shares entitled to vote in the election of directors is required to amend the restated certificate of incorporation to increase the number of directors to more than eighteen, abolish cumulative voting for directors and abolish the classification of the board. The same vote requirement is imposed by our restated certificate of incorporation on certain transactions involving mergers, consolidations, sales or leases of assets having a fair market value of $2 million or more, with or to certain owners of more than 5% of our stock entitled to vote in the election of directors, unless our board of directors has approved a memorandum of understanding with any such owner prior to its becoming such a 5% stockholder. These provisions could have the effect of delaying, deferring or preventing a change in control of KCS.

Rights Agreement
      Pursuant to the Rights Agreement, dated as of September 29, 2005, and replacing the previous rights agreement among KCS and Harris Trust & Savings Bank, KCS’s board of directors declared a dividend distribution of one Series A Preferred Stock purchase right (“Right”) for each outstanding share of KCS common stock to stockholders of record at the close of business on October 12, 2005. Each Right entitles the registered holder to purchase from KCS 1/1,000th of a share of Series A Preferred Stock, or in some circumstances, shares of KCS common stock, or other securities, cash or other assets, as provided in the Rights Agreement, at a purchase price of $100 per share.
      The Rights, which are automatically attached to KCS common stock, are not exercisable or transferable apart from KCS common stock until the tenth business day following the earlier to occur of (unless extended by our board of directors and subject to the earlier redemption or expiration of the Rights):

•	a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (or 13% in the case that the Independent Directors consider such person an “adverse person”) (each an “Acquiring Person”); or

•	the commencement of a tender offer or exchange offer or exchange offer that would result in a person or a group becoming an Acquiring Person.
      Until exercised, the Rights will have no rights as a stockholder of KCS, including, without limitation, the right to vote or receive dividends. In connection with certain business combinations resulting in the acquisition of KCS or dispositions of more than 50% of our assets or earnings power, each Right shall thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of the highest priority voting securities of the acquiring company (or certain of its affiliates) that at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights expire on October 11, 2010, unless earlier redeemed by us.
      At any time prior to the final expiration date of the Rights Agreement or the tenth business day after the first date after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% (or 13% in some instances) or more of the outstanding shares of KCS common stock, we may redeem the Rights in whole, but not in part, at a price of $0.0025 per Right. In addition, our right of redemption may be reinstated following an inadvertent trigger of the Rights (as determined by our board of directors) if an acquiring person reduces its beneficial ownership to 10% or less of the outstanding shares of our common stock in a transaction or series of transactions not involving us.
      Under certain circumstances, the Rights Agreement could significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.

SELLING STOCKHOLDER
      The following table sets forth certain information regarding the KCS common stock held by the selling stockholder as of June 30, 2005. Shares of the common stock being offered under this prospectus may be offered for the account of the selling stockholder.

Shares
			Common Stock	Beneficially
			of Selling	Owned After
	Number of Shares		Stockholder	Offering(1) and
	Beneficially	Common Stock	indirectly	Repurchase
	Owned as of	Offered by Selling	repurchased
Name of Selling Stockholder	December 5, 2005	Stockholder	by us(2)	Number	Percent

Grupo TMM, S.A.	18,000,000	9,000,000	9,000,000	0	0

(1)	Because the selling stockholder may sell all or a portion of the common stock that is being offered pursuant to this prospectus, the number of shares of KCS common stock that will be owned by the selling stockholder upon termination of this offering cannot be determined at this time. For the foregoing calculations, we have assumed sale of all of the shares of common stock offered by the selling stockholder under this prospectus.

(2)	We have entered into an agreement to purchase 9,000,000 shares of KCS Common Stock held by the Selling Stockholder at a price per share equal to the proceeds per share (before expenses) that the Selling Stockholder receives in this offering. We will use substantially all the proceeds of the preferred stock offering to pay the purchase price for those shares.
KCS’s relationship with the selling stockholder
      In 1995 KCS entered into a joint venture agreement with Transportacion Maritima Mexicana, S.A. de C.V., currently known as Grupo TMM, S.A. (the “Selling Stockholder”) to, among other things, provide for participation in the privatization of the Mexican national railway system and to promote the movement of rail traffic over rail lines operated by the Tex-Mex, KCSM, and KCSR. Since 1997, subsidiaries of KCS and the Selling Stockholder have owned, along with Mexican governmental agencies, interests in Grupo TFM, pursuant to the joint venture agreement (which terminated on December 1, 2003) and other agreements entered into among KCS and the Selling Stockholder.
      On April 20, 2003, KCS and the Selling Stockholder entered into an agreement for the acquisition by KCS of control of KCSM (the “Original Acquisition Agreement”). The Original Acquisition Agreement was not consummated due to disputes arising between the parties which led to litigation and arbitration. On December 15, 2004, KCS and the Selling Stockholder entered into an amended and restated acquisition agreement (the “Acquisition Agreement”) amending and restating the Original Acquisition Agreement. Under the terms of the Acquisition Agreement, on April 1, 2005, we acquired all of the Selling Stockholder’s interest in Grupo TFM. The consideration payable pursuant to the Acquisition Agreement consisted of: (1) 18,000,000 shares of KCS common stock, (2) $200 million cash and (3) any amount due on certain indemnity escrow notes. In addition, the Acquisition Agreement provided that if there was a Final Resolution of the VAT Claim and Put, then we would be obligated to pay, pursuant to the terms of the Acquisition Agreement, up to $110 million, payable in a combination of cash, KCS common stock and a note convertible into KCS common stock. On September 12, 2005, KCS, the Selling Stockholder, Grupo TFM and KCSM entered into a settlement agreement with the Mexican government resolving the controversies and disputes concerning the VAT Claim and Put, as described in our current report on Form 8-K filed with the SEC on September 16, 2005.
      In connection with the Acquisition Agreement, KCS and Grupo TMM or their affiliates entered into a stockholders agreement, a registration rights agreement, a marketing and services agreement and a consulting agreement, each of which is summarized below. In addition, the parties entered into certain other agreements, including releases and escrow arrangements.
      KCS, Grupo TMM, TMM Holdings, TMM Multimodal and certain other principal stockholders entered into a stockholders’ agreement, dated December 15, 2004, which became effective on April 1, 2005. The stockholders agreement includes standstill provisions, transfer restrictions and voting provisions with respect to the shares of KCS common stock owned by Grupo TMM and its affiliates, and the grant to Grupo TMM of limited preemptive rights with respect to KCS common stock. Except as otherwise provided, the transfer restrictions contained in the stockholders’ agreement generally terminate upon the earliest to occur of (1) a

Change of Control of KCS (as defined therein) or (2) the first date Grupo TMM and its affiliates beneficially own in the aggregate less than 15% of the outstanding voting securities of KCS for at least 30 consecutive days. Otherwise, the stockholders’ agreement generally terminates on the earliest to occur of (1) the first date Grupo TMM and its affiliates have, for at least 30 consecutive days, beneficially owned in the aggregate less than 40% of the voting securities of KCS initially acquired by TMM Multimodal pursuant to the Acquisition Agreement and (2) the termination of the stockholders’ agreement by the parties in writing and approved by the KCS Board of Directors.
      TMM Logistics, S.A. de C.V. (“TMM Logistics” and together with its subsidiaries, affiliates and joint venture companies, the “Parent Group”), KCSM and KCSR entered into a marketing and services agreement, dated December 2004, which provides, among other things, that (1) except as otherwise provided, upon the request of any member of the Parent Group, KCSM will provide certain intermodal services to any member of the Parent Group on terms which are no less favorable than the terms for like volumes and services provided to third or fourth party logistics companies; (2) the Parent Group will have the right to be the exclusive provider of certain road-railer freight services over KCSM’s rail system within Mexico, and that the KCS Group (as defined therein) will not sell, market or otherwise provide such services through any other person over KCSM’s rail system within Mexico; (3) to the extent that KCSM determines to utilize a third party to operate its intermodal terminals within Mexico or to provide other services of the type which are the subject to the marketing and services agreement, the Parent Group will be preferred to operate such intermodal terminals or to provide such services over any unrelated third party, subject to certain conditions; and (4) the Parent Group will have the right to make a bid for the provision of certain transportation logistics services, if KCSM and its subsidiaries and affiliates determine to have such services provided by any unaffiliated third party in Mexico. The initial term of the marketing and services agreement is five years from April 1, 2005, subject to automatic renewals and subject to earlier termination.
      KCS and Jose F. Serrano International Business, S.A. de C.V., entered into a consulting agreement, dated as of December 15, 2004 and effective as of April 1, 2005, that calls for the consulting firm to provide certain consulting services to the KCS Board of Directors related to the maintenance, fostering and promotion of a positive relationship between us and/or our affiliates and high-ranking officials of those branches of the Mexican government that have an impact on the Mexican railroad industry or our rail network operations. Jose Serrano Segovia is required under the terms of the consulting agreement to be personally involved in the provision of services by the consulting firm. Jose Serrano Segovia is the current Chairman of the Board of Directors of Grupo TMM and certain of its subsidiaries. The consulting agreement has a term of three years beginning on the first business day following April 1, 2005, and is subject to earlier termination. Subject to the terms and conditions of the consulting agreement, we will pay the consulting firm an annual fee of $3,000,000. In addition, on the Final Resolution of the VAT Claim and Put, KCS will pay the consulting firm $9,000,000 which at our election may be paid in cash or KCS common stock, as consideration for the consulting firm’s services in connection with the resolution of the VAT claim and put.
      In connection with the acquisition transaction, we and the Selling Stockholder are parties to a registration rights agreement under which we granted registration rights relating to the KCS common stock being offered under this prospectus. Pursuant to that registration rights agreement, we have filed a registration statement on Form S-3 with the SEC on December 2, 2005, of which this prospectus forms a part, with respect to the sale of the KCS common stock from time to time under Rule 415 of the Securities Act of 1933, as amended, (the “Securities Act”). The Selling Stockholder may offer KCS common stock under this prospectus for sale from time to time. Because the Selling Stockholder may dispose of all or a portion of its KCS common stock, we cannot estimate the number of shares of KCS common stock that will be held by the Selling Stockholder upon the termination of any such disposition. In addition, the Selling Stockholder may sell its shares through various arrangements involving exchangeable securities, forward sale agreements, derivative or hedging transactions, or other arrangements described in an applicable prospectus supplement, and this prospectus may be delivered in conjunction with those sales. See the “Underwriting” section of this prospectus for more information. Pursuant to the registration rights agreement, KCS will pay all registration expenses, including all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements or counsel for KCS and blue sky fees and expenses, and the Selling Stockholder will pay the underwriting discounts, selling commissions and stock transfer taxes, if any, applicable to the sale of the shares of KCS common stock.

UNDERWRITING
      We the selling stockholder and Morgan Stanley & Co. Incorporated as the underwriter have entered into an underwriting agreement with respect to the shares of common stock being offered by the selling stockholder. Subject to certain conditions, the underwriter has agreed to purchase 9,000,000 shares from the selling stockholder. Morgan Stanley & Co. Incorporated is acting as the sole book-running manager of this offering.
      The underwriter is committed to take and pay for all of the shares being offered, if any are taken.
      The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to conditions customary for offerings of this type including: the accuracy of the selling stockholder’s and our representations and warranties in the underwriting agreement; the absence of any material adverse change in our business; and the delivery of legal opinions from the selling stockholder’s and our counsel and counsel to the underwriters. In addition TMM will use its best-efforts to claim all liens to be released and deliver the shares to the underwriter. The underwriter is obligated to purchase all the shares if it purchases any of the shares. The shares being offered hereby or currently subject to liens and security interests of the trustee. As part of the underwriting agreement, TMM will use its best efforts to cause the liens on the shares to be released on the closing date and to deliver the shares free and clear of such liens.
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by the selling stockholder.

Paid by the selling stockholder

Per Share	$1.00

Total	$9,000,000

      Shares sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of its prospectus. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $0.30 per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the underwriter may change the offering price and the other selling terms.
      In connection with this offering, the underwriter may purchase and sell shares of KCS common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the KCS common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of KCS common stock made by the underwriter in the open market prior to the completion of the offering.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the KCS common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the KCS common stock. As a result, the price of the KCS common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

      We and the selling stockholder will bear all of the expenses of this offering, excluding underwriting discounts and commissions. We estimate that the total expenses of this offering, excluding underwriting discounts and commissions will be approximately $704,833.
      We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and will contribute to payments that the underwriter may be required to make in respect of those liabilities.
      The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and lease financing services for us, the selling stockholder and our respective affiliates for which they received or will receive customary fees and expenses.
LEGAL MATTERS
      Sonnenschein Nath & Rosenthal LLP, Kansas City, Missouri, has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the Company as to United States law by Sonnenschein Nath & Rosenthal LLP and as to Mexican law by White & Case S.C. Mexico City, Mexico. Legal matters relating to this offering will be passed upon for the underwriter as to United States law by Davis Polk & Wardwell, New York, New York. Legal matters relating to this offering will be passed upon for the Selling Stockholder as to United States law by Haynes & Boone, LLP, Dallas, Texas and as to Mexican law by Haynes & Boone, S.C., Mexico.
FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in our other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by the use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. These Statements involve a number of risks and uncertainties. Actual results could materially differ from those anticipated by such forward-looking statements. Such differences could be caused by a number of factors or combination of factors including, but not limited to, the factors identified below and the factors discussed above under the heading “Risk Factors.” Readers are strongly encouraged to consider these factors and the following factors when evaluating any forward-looking statements concerning us:

•	whether we are fully successful in executing our business strategy, including capitalizing on NAFTA trade to generate traffic and increase revenues, exploiting our domestic opportunities, establishing new and expanding existing strategic alliances and marketing agreements and providing superior customer service;

•	whether we are successful in retaining and attracting qualified management personnel;

•	whether we are able to generate cash that will be sufficient to allow us to pay principal and interest on our debt and meet our obligations and to fund our other liquidity needs;

•	material adverse changes in economic and industry conditions, both within the United States and globally;

•	the effects of adverse general economic conditions affecting customer demand and the industries and geographic areas that produce and consume commodities carried;

•	the effect of NAFTA on the level of United States-Mexico trade;

•	industry competition, conditions, performance and consolidation;

•	general legislative and regulatory developments, including possible enactment of initiatives to re-regulate the rail industry;

•	legislative, regulatory, or legal developments involving taxation, including enactment of new federal or state income tax rates, revisions of controlling authority, and the outcome of tax claims and litigation;

•	changes in securities and capital markets;

•	natural events such as severe weather, fire, floods, hurricanes, earthquakes or other disruptions of our operating systems, structures and equipment;

•	any adverse economic or operational repercussions from terrorist activities and any governmental response thereto;

•	war or risk of war;

•	changes in fuel prices;

•	changes in labor costs and labor difficulties, including stoppages affecting either our operations or our customers’ abilities to deliver goods to us for shipment; and

•	the outcome of claims and litigation, including those related to environmental contamination, personal injuries and occupational illnesses arising from hearing loss, repetitive motion and exposure to asbestos and diesel fumes.
      We will not update any forward-looking statements to reflect future events or developments. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

PROSPECTUS
KANSAS CITY SOUTHERN
COMMON STOCK, PREFERRED STOCK,
STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS,
AND DEBT SECURITIES*
        We will provide the specific terms of these securities in supplements to this prospectus. Information on any selling stockholder, and the time and manner in which the Kansas City Southern or any selling stockholder may offer and sell securities under this prospectus, will be provided under the “Selling Stockholder” section of a prospectus supplement that will be filed supplementing the information in this prospectus.
      The common stock of Kansas City Southern (“KCS”) is listed on the New York Stock Exchange under the symbol “KSU.” On December 1, 2005, the last reported sale price of KCS’s common stock was $25.56 per share.

       For a discussion of certain factors that you should consider before investing in the securities, see “Risk Factors” beginning on page 6 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such information as specified in this prospectus, if different.
The date of this prospectus is December 2, 2005

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the Company or one or more selling stockholders (“Selling Stockholder”) may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the Company or any Selling Stockholder. Each time the Company sells securities, we will provide you with this prospectus and, in certain cases a prospectus supplement containing specific information about the terms of the securities being offered. Each time any Selling Stockholder sells securities, the Selling Stockholder is required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the Selling Stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”
      Unless we have indicated otherwise, references in this prospectus to “KCS” mean Kansas City Southern and references to the “Company,” “we,” “us,” “our,” and similar terms refer to KCS and our consolidated subsidiaries.

RISK FACTORS
Risks Related to Our Business

We compete against other railroads and other transportation providers.
      Our domestic and international operations are subject to competition from other railroads, many of which are much larger and have significantly greater financial and other resources. In addition, we are subject to competition from truck carriers and from barge lines and other maritime shipping. Increased competition has resulted in downward pressure on freight rates. Competition with other railroads and other modes of transportation is generally based on the rates charged, the quality and reliability of the service provided and the quality of the carrier’s equipment for certain commodities. While we must build or acquire and maintain our infrastructure, truck carriers and maritime shippers and barges are able to use public rights-of-way. Continuing competitive pressures and declining margins, future improvements that increase the quality of alternative modes of transportation in the locations in which we operate, or legislation that provides motor carriers with additional advantages, such as increased size of vehicles and less weight restrictions, could have a material adverse effect on our results of operations, financial condition and liquidity.
      If the railroad industry in general, and our Mexican operations in particular, are unable to preserve their competitive advantages vis-a-vis the trucking industry, our projected revenue growth from our Mexican operations could be adversely affected. Additionally, the revenue growth attributable to our Mexican operations could be affected by, among other factors, its inability to grow its existing customer base, negative macroeconomic developments impacting the United States and Mexican economies, and failure to capture additional cargo transport market share from the shipping industry and other railroads.
      In February 2001, a NAFTA tribunal ruled in an arbitration between the United States and Mexico that the United States must allow Mexican trucks to cross the border and operate on United States highways. NAFTA called for Mexican trucks to have unrestricted access to highways in United States border states by 1995 and full access to all United States highways by January 2000. However, the United States has not followed the timetable because of concerns over Mexico’s trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the United States Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the Unites States-Mexico border. These safety rules require Mexican carriers seeking to operate in the United States to pass, among other things, safety inspections, to obtain valid insurance with a United States registered insurance company, to conduct alcohol and drug testing for drivers and to obtain a United States Department of Transportation identification number. Mexican commercial vehicles with authority to operate beyond the commercial zones will be permitted to enter the United States only at commercial border crossings and only when a certified motor carrier safety inspector is on duty. Given these recent developments, there can be no assurance that truck transport between Mexico and the United States will not increase substantially in the future. Such an increase could affect our ability to continue converting traffic to rail from truck transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico.
      We face significant competition from other railroads, in particular the Union Pacific Railroad Company and Burlington Northern Santa Fe Railway Company in the United States and Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) in Mexico.
      Through TFM’s concession with the Mexican government (the “Concession”) we have the right to control and operate the southern half of the rail-bridge at Laredo, Texas. Under the Concession, TFM must grant to Ferromex the right to operate over a north-south portion of its rail lines between Ramos Arizpe near Monterrey and the city of Queretaro that constitutes over 600 kilometers of TFM’s main track. Using these trackage rights, Ferromex may be able to compete with TFM over its rail lines for traffic between Mexico City and the United States. The Concession also requires TFM to grant rights to use certain portions of its tracks to Ferrosur and the “belt railroad” operated in the greater Mexico City area by the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. (the Mexico City Railroad and Terminal), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroads, we incur additional maintenance costs and lose the flexibility of using a portion of our tracks at all times.
      In recent years, there has been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads’ access to efficient gateways and routing options that are currently and have been historically available. There can be no assurance that further consolidation will not have an adverse effect on our operations.

Our business strategy, operations and growth rely significantly on joint ventures and other strategic alliances.
      Operation of our integrated rail network and our plans for growth and expansion rely significantly on joint ventures and other strategic alliances.
      Our operations are dependent on interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable us to exchange traffic and utilize trackage we do not own. Our ability to provide comprehensive rail service to our customers depends in large part upon our ability to maintain these agreements with other railroads and third parties. The termination of, or the failure to renew, these agreements could adversely affect our business, financial condition and results of operations. We are also dependent in part upon the financial health and efficient performance of other railroads. For example, much of Tex-Mex’s traffic moves over the UP’s lines via trackage rights, a significant portion of our grain shipments originate with IC&E pursuant to our marketing agreement with it, and BNSF is our largest partner in the interchange of rail traffic. There can be no assurance that we will not be materially adversely affected by operational or financial difficulties of other railroads.
      Pursuant to the Concession, TFM is required to grant rights to use portions of its tracks to Ferromex, Ferrosur and the Terminal Valle de Mexico (the “TVFM”). Applicable law stipulates that Ferromex, Ferrosur and the TVFM are required to grant to TFM rights to use portions of their tracks. Applicable law provides that the Ministry of Transportation is entitled to set the rates in the event that TFM and the party to whom it is granting the rights cannot agree on a rate. TFM and Ferromex have not been able to agree upon the rates each of them is required to pay the other for interline services and haulage and trackage rights. In February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation, which subsequently issued a ruling establishing rates using the criteria set forth in the Mexican railroad services law and regulations. TFM and Ferromex appealed the rulings before the Mexican Federal Courts due to, among other things, a disagreement with the methodology employed by the Ministry of Transportation in calculating the trackage rights and interline rates. TFM and Ferromex also requested and obtained a suspension of the effectiveness of the ruling pending resolution of this appeal. We cannot predict whether TFM will ultimately prevail in this proceeding and whether the rates TFM is ultimately allowed to charge will be adequate to compensate it.

Our leverage could adversely affect our ability to fulfill obligations under various debt instruments and operate our business. we are leveraged and will have significant debt service obligations.
      Our level of debt could make it more difficult for us to borrow money in the future, will reduce the amount of money available to finance our operations and other business activities, exposes us to the risk of increased interest rates, makes us more vulnerable to general economic downturns and adverse industry conditions, could reduce our flexibility in planning for, or responding to, changing business and economic conditions, and may prevent us from raising the funds necessary to repurchase all of certain senior notes that could be tendered upon the occurrence of a change of control, which would constitute an event of default on all of the Convertible Preferred Stock that could be put to KCS under certain circumstances. Our failure to comply with the financial and other restrictive covenants in our debt instruments, which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects. If we do not have enough cash to service our debt, meet other obligations and fund other liquidity needs, we may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital. We cannot assure that any of these remedies, including obtaining appropriate waivers from our lenders, can be effected on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.
      In addition, the level of indebtedness at TFM may also limit cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of cash flow from our operations must be dedicated to servicing debt; expose us to risks in exchange rate fluctuations, because any devaluation of the peso would cause the cost of TFM’s dollar-denominated debt to increase; and place us at a competitive disadvantage in Mexico compared to our Mexican competitors that have less debt and greater operating and financing flexibility than TFM does.
      Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisitions, leases and repair of equipment, and maintenance of our rail system. Our failure to make necessary capital expenditures to maintain our operations could impair our ability to accommodate increases in traffic volumes or service existing customers.
      In addition, the Concession will require us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We may defer capital expenditures with respect to TFM’s five-year business plan with the permission of the Ministry of Transportation. However, the Ministry of Transportation may not grant this permission, and TFM’s failure to comply with the commitments in its business plan could result in the Mexican government revoking the Concession.

Our business may be adversely affected by changes in general economic, weather or other conditions.
      Our operations may be adversely affected by changes in the economic conditions of the industries and geographic areas that produce and consume the freight that we transport. The relative strength or weakness of the United States and Mexican economies affect the businesses served by us. PCRC and Panarail Tourism Company is directly affected by its local economy. Our investment in PCRC has risks associated with operating in Panama, including, among others, cultural differences, varying labor and operating practices, political risk and differences between the United States and Panamanian economies. Historically, a stronger economy has resulted in improved results for our rail transportation operations. Conversely, when the economy has slowed, results have been less favorable. Our revenues may be affected by prevailing economic conditions and, if an economic slowdown or recession occurs in our key markets, the volume of rail shipments is likely to be reduced.
      Our operations also may be affected by adverse weather conditions. We operate in and along the Gulf Coast of the United States, and our facilities may be adversely effected by hurricanes and other extreme weather conditions. For example, recent hurricanes have adversely effected some of our shippers located along the Gulf Coast and caused interruptions in the flow of traffic within the Southern United States and between the United States and Mexico. As another example, a weak harvest in the Midwest may substantially reduce the volume of business handled for agricultural products customers. Many of the goods and commodities we transport experience cyclical demand. Our results of operations can be expected to reflect this cyclical demand because of the significant fixed costs inherent in railroad operations. Our operations may also be affected by natural disasters or terrorist acts. Significant reductions in our volume of rail shipments due to economic, weather or other conditions could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      The transportation industry is highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive and agricultural sectors. Any downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

Our business is subject to regulation by international, federal, state and local regulatory agencies. our failure to comply with various federal, state and local regulations could have a material adverse effect on our operations.
      We are subject to governmental regulation by international, federal, state and local regulatory agencies with respect to our railroad operations, as well as a variety of health, safety, labor, environmental, and other matters. Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. Our failure to comply with applicable laws and regulations could have a material adverse effect on our operations, including limitations on our operating activities until compliance with applicable requirements is completed. These government agencies may change the legislative or regulatory framework within which we operate without providing any recourse for any adverse effects on our business that occurs as a result of this change. Additionally, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations, and we cannot assure you that we will continue to be able to do so.

Our business is subject to environmental, health and safety laws and regulations that could require us to incur material costs or liabilities relating to environmental, health or safety compliance or remediation.
      Our operations are subject to extensive international, federal, state and local environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to waters, the handling, storage, transportation and disposal of waste and other materials, the cleanup of hazardous material or petroleum releases, decommissioning of underground storage tanks and noise pollution. Violations of these laws and regulations can result in substantial penalties, permit revocations, facility shutdowns and other civil and criminal sanctions. From time to time, our facilities have not been in compliance with environmental, health and safety laws and regulations and there can be no assurances that we will always be in compliance with such laws and regulations in the future. We incur, and expect to continue to incur, environmental compliance costs, including, in particular, costs necessary to maintain compliance with requirements governing chemical and hazardous material shipping operations, refueling operations and repair facilities. New laws and regulations, stricter enforcement of existing requirements, new spills, releases or violations or the discovery of previously unknown contamination could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, results of operations, financial condition and cash flows.
      In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to the environment or to human health. As a result, we may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resources damages and compensatory or punitive damages relating to harm to property or individuals.
      The United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar state laws (known as “Superfund laws”) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes joint, strict and several liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site where hazardous substances have been released and persons that arranged for the disposal or treatment of hazardous substances. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws. Given the nature of our business, we presently have environmental investigation and remediation obligations at certain sites, including a former foundry site in Alexandria, Louisiana, and will likely incur such obligations at additional sites in the future. Although we have accrued for environmental liabilities, some of these accruals have been reduced for amounts we expect to recover from third party recoveries. We cannot assure you that the costs associated with these obligations will not be material or exceed the accruals we have established.
      Our Mexican operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Mexican federal agency in charge of overseeing compliance with and enforcement of the federal environmental law is the Ministry of Environmental Protection and Natural Resources (“Semarnat”). The regulations issued under the Mexican Ecological Law and technical environmental requirements issued by the Semarnat have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities. Under the Ecological Law, the Mexican government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on TFM’s results of operations, cash flows or financial condition.

Our business is vulnerable to rising fuel costs and disruptions in fuel supplies. Any significant increase in the cost of fuel, or severe disruption of fuel supplies, would have a material adverse effect on our business, results of operations and financial condition.
      We incur substantial fuel costs in our railroad operations and these costs represent a significant portion of our transportation expenses. Fuel expense has increased from approximately 9% of our consolidated operating costs for the full year 2003 to its current level representing approximately 15% of our consolidated operating costs for the third quarter of 2005. This increase has been, in part, offset by fuel surcharges applied to our customer billings. If we are unable to continue the existing fuel surcharge program at KCSR and expand the fuel surcharge program for TFM, our operating results could be materially adversely affected.
      Fuel costs are affected by traffic levels, efficiency of operations and equipment, and petroleum market conditions. The supply and cost of fuel is subject to market conditions and is influenced by numerous factors beyond our control, including general economic conditions, world markets, government programs and regulations and competition. In addition, instability in the Middle East and interruptions in domestic production and refining due to hurricane damage may result in an increase in fuel prices. Significant price increases for fuel may have a material adverse effect on our operating results. Additionally, fuel prices and supplies could also be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. In the event of a severe disruption of fuel supplies resulting from supply shortages, political unrest, a disruption of oil imports, weather events, war or otherwise, the resulting impact on fuel prices and subsequent price increases could materially adversely affect our operating results, financial condition and cash flows.
      We currently meet, and expect to continue to meet, fuel requirements for our Mexican operations almost exclusively through purchases at market prices from Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. TFM is party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days written notice to the other at any time. If the fuel contract is terminated and we are unable to acquire diesel fuel from alternate sources on acceptable terms, our Mexican operations could be materially adversely affected.

A majority of our employees belong to labor unions. Strikes or work stoppages could adversely affect our operations.
      We are a party to collective bargaining agreements with various labor unions in the United States. Approximately 83% of KCSR employees are covered under these agreements. Similarly, approximately 71% of TFM employees are subject to collective labor contracts. We may be subject to, among other things, strikes, work stoppages or work slowdowns as a result of disputes with regard to the terms of these collective bargaining agreements and labor contracts or our potential inability to negotiate acceptable contracts with these unions. In the United States, because such agreements are generally negotiated on an industry-wide basis, determination of the terms and conditions of future labor agreements could be beyond our control and, as a result, we may be subject to terms and conditions in amended or future labor agreements that could have a material adverse affect on our results of operations, financial position and cash flows. If the unionized workers in the United States or Mexico were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.

Our business may be subject to various claims and lawsuits.
      The nature of the railroad business exposes us to the potential for various claims and litigation related to labor and employment, personal injury and property damage, environmental and other matters. We maintain insurance (including self-insurance) consistent with the industry practice against accident-related risks involved in the operation of the railroad. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered or that such insurance will continue to be available at commercially reasonable rates. Any material changes to current litigation trends could have a material adverse effect on our results of operations, financial condition and cash flows.
      Due to the nature of railroad operations, claims related to personal injuries and third party liabilities resulting from crossing collisions, as well as claims related to personal property damage and other casualties is a substantial expense to KCS. Personal injury and casualty claims are subject to a significant degree of uncertainty, especially estimates related to personal injuries which have occurred but not yet been reported, therefore, the degree to which injuries have been incurred and the related costs have not yet been determined. Further, the cost of casualty claims is related to numerous factors, including the severity of the injury, the age of the claimant, and the legal jurisdiction. In determining the provision for casualty claims, management must make estimates regarding future costs related to substantially uncertain matters. Changes in these estimates could have a material effect on the results of operations in future periods.

Our business may be affected by future acts of terrorism or war.
      Terrorist attacks, such as those that occurred on September 11, 2001, any government response thereto and war or risk of war may adversely affect our results of operations, financial condition, and cash flows. These acts may also impact our ability to raise capital or our future business opportunities. Our rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror, which could cause significant business interruption and result in increased costs and liabilities and decreased revenues. These acts could have a material adverse effect on our results of operations, financial condition, and cash flows. In addition, insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or certain coverage may not be available in the future.
Risk Factors Relating to Our Operations in Mexico

The concession is subject to revocation or termination in certain circumstances.
      The Mexican government may terminate the Concession granted to TFM as a result of TFM’s surrender of its rights under the Concession, or for reasons of public interest, by revocation or upon TFM’s liquidation or bankruptcy. (The Mexican government would not, however, be entitled to revoke the Concession upon the occurrence of a liquidation or bankruptcy of Grupo TFM.) The Mexican government may also temporarily seize TFM’s assets and its rights under the Concession. The Mexican railroad services law and regulations provide that the Ministry of Communications and Transports (“Ministry of Transportation”) may revoke the Concession upon the occurrence of specified events, some of which will trigger automatic revocation. Revocation or termination of the Concession would prevent TFM from operating its railroad and would materially adversely affect our Mexican operations and ability to make payments on our debt. In the event that the Concession is revoked by the Ministry of Transportation, TFM will receive no compensation, and its interest in its rail lines and all other fixtures covered by the Concession, as well as all improvements made by it, will revert to the Mexican government.

Our ownership of TFM and operations in Mexico subject us to political and economic risks.
      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on our Mexican operations in particular, as well as on market conditions, prices and returns on Mexican securities, including TFM’s outstanding notes and debentures. The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party with the election of President Vicente Fox Quesada, a member of the National Action Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. National elections will be held again on July 1, 2006. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our Mexican operations. We cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for TFM’s outstanding notes and debentures, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.
      The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico. However, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by United States and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making interest and principal payments due on indebtedness, to the extent that it may have to effect those conversions. This could have a material adverse effect on our business and financial condition.
      Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Brazil, have recently been experiencing significant economic downturns and market volatility. These events have had an adverse effect on the economic conditions and securities markets of emerging market countries, including Mexico.
      Our Mexican operations may also be adversely affected by currency fluctuations, price instability, inflation, interest rates, regulations, taxation, cultural differences, social instability, labor disputes and other political, social and economic developments in or affecting Mexico.

Downturns in the United States economy or in trade between the United States and Mexico and fluctuations in the peso-dollar exchange rate would likely have adverse effects on our business and results of operations.
      The level and timing of our Mexican business activity is heavily dependent upon the level of United States-Mexican trade and the effects of NAFTA on such trade. Downturns in the United States or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our Mexican operations depend on the United States and Mexican markets for the products TFM transports, the relative position of Mexico and the United States in these markets at any given time, and tariffs or other barriers to trade. Any future downturn in the United States economy could have a material adverse effect on TFM’s results of operations and its ability to meet its debt service obligations as described above.
      Also, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that TFM transports to the United States may be offset by a subsequent increase in imports of other commodities TFM hauls into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. Future developments in United States-Mexican trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities TFM carries.

Any devaluation of the peso would cause the peso cost of TFM’S dollar-denominated debt to increase, adversely affecting its ability to make payments on its indebtedness.
      After a five-year period of controlled devaluation of the peso, on December 19, 1994, the value of the peso dropped sharply as a result of pressure against the currency. In 2004 the peso appreciated against the United States dollar by approximately 0.8%, as compared to depreciation against the United States dollar of 7.4% and 13.9% in 2003 and 2002, respectively.
      Severe devaluation or depreciation of the peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into United States dollars for the purpose of making timely payments of interest and principal on our non-peso denominated indebtedness. Although the Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into United States dollars or transfer foreign currencies out of Mexico, the Mexican government could, as in the past, institute restrictive exchange rate policies that could limit our ability to transfer or convert pesos into United States dollars or other currencies for the purpose of making timely payments of our United States dollar-denominated debt and contractual commitments. Devaluation or depreciation of the peso against the United States dollar may also adversely affect United States dollar prices for our securities. Currency fluctuations are likely to continue to have an effect on our financial condition in future periods.

Mexico may experience high levels of inflation in the future which could adversely affect our results of operations.
      Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de Mexico, were:

2000	8.96%
2001	4.40%
2002	5.70%
2003	3.98%
2004	5.20%
      A substantial increase in the Mexican inflation rate would have the effect of increasing some of TFM’s costs, which could adversely affect its results of operations and financial condition. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect TFM’s results of operations.

USE OF PROCEEDS
      If securities are sold by the Company, we will describe the use of proceeds from such sale in the prospectus supplement related to the sale of those securities. If securities are sold by any Selling Stockholder we will describe the use of proceeds, if any, to us in the prospectus supplement related to the sale of those securities.
RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months
	September 30,
	(unaudited)				Year Ended December 31,

	2005(i)		2004		2004		2003		2002		2001		2000

Ratio of earnings to fixed charges (ii)	1.6	x	1.8	x	2.0	x	—	(iii)	1.3	x	1.1	x	1.0x
Ratio of earnings to combined fixed charges and preference dividends (iv)	1.5	x	1.5	x	1.6	x	—	(v)	1.3	x	1.1	x	1.0x

(i)	Income from continuing operations for the nine months ended September 30, 2005, reflects the acquisition of Grupo TFM, effective April 1, 2005 and Mexrail effective January 1, 2005. The acquisitions were accounted for as purchases and are included in the consolidated results of operations for periods following the respective acquisition dates.

(ii)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose “earnings” represent the sum of (i) pretax income from continuing operations adjusted for income (loss) from unconsolidated affiliates, (ii) fixed charges, (iii) distributed income from unconsolidated affiliates and (iv) amortization of capitalized interest, less capitalized interest. “Fixed charges” represent the sum of (i) interest expensed, (ii) capitalized interest, (iii) amortization of deferred debt issuance costs and (iv) one-third of our annual rental expense, which management believes is representative of the interest component of rental expense.

(iii)	For the year ended December 31, 2003, the ratio of earnings to fixed charges was less than 1:1. The ratio of earnings to fixed charges would have been 1:1 if a deficiency of $10.5 million was eliminated.

(iv)	The ratio of earnings to combined fixed charges and preference dividends is computed by dividing earnings by combined fixed charges and preference dividends. For this purpose “earnings” represent the sum of (i) pretax income from continuing operations adjusted for income (loss) from unconsolidated affiliates, (ii) fixed charges, (iii) distributed income from unconsolidated affiliates and (iv) amortization of capitalized interest, less capitalized interest. “Fixed charges” represent the sum of (i) interest expensed, (ii) capitalized interest, (iii) amortization of deferred debt issuance costs, (iv) one-third of our annual rental expense, which management believes is representative of the interest component of rental expense and (v) the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.

(v)	For the year ended December 31, 2003, the ratio of earnings to combined fixed charges and preference dividends was less than 1:1. The ratio of earnings to combined fixed charges and preference dividends would have been 1:1 if a deficiency of $18.2 million was eliminated.
PLAN OF DISTRIBUTION
      Subject to the restrictions described in this prospectus and any prospectus supplement, the Company or any Selling Stockholder may offer and sell or exchange the securities described in this prospectus from time to time in any of the following ways:

•	The securities may be sold through a broker or brokers, acting as principals or agents. Agents designated by the Company or any Selling Stockholder from time to time may solicit offers to purchase the securities. The prospectus supplement will name any such agent who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities in respect of which this prospectus is delivered. Transactions through broker-dealers may include block trades in which brokers or dealers will attempt to sell the securities as agent but may position and resell the block as principal to facilitate the transaction. The securities may be sold through dealers or agents or to dealers acting as market makers. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from us or the Company or any Selling Stockholder and/or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

•	The securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on such exchanges or services or in the over-the-counter market.

•	The securities may be sold in private sales directly to purchasers.

•	The Company or any Selling Stockholder may enter into derivative transactions or forward sale agreements on shares of securities with third parties. In such event, the Company or the Selling Stockholder may pledge the shares underlying such transactions to the counterparties under such agreements, to secure the Company’s or any Selling Stockholder’s delivery obligation. The counterparties or third parties may borrow shares of securities from the Company or the Selling Stockholder or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, the Company or the Selling Stockholder may deliver shares of securities to the counterparties that, in turn, the counterparties may deliver to the Company or the Selling Stockholder or third parties, as the case may be, to close out the open borrowings of securities. The counterparty in such transactions will be an underwriter and will be identified in the applicable prospectus supplement.

•	The Company or any Selling Stockholder may also sell its shares of securities through various arrangements involving mandatorily or optionally exchangeable securities, and this prospectus may be delivered in conjunction with those sales.

LEGAL MATTERS
      Sonnenschein Nath & Rosenthal LLP, Kansas City, Missouri, has issued an opinion to us relating to the legality of the securities being offered by this prospectus. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters of an offering of the securities, that counsel will be named in the prospectus supplement relating to that offering.
EXPERTS
      The consolidated financial statements of Kansas City Southern as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2004, in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference in this registration statement, and upon the authority of said firm as experts in auditing and accounting. The audit report of KPMG LLP covering the consolidated financial statements of Kansas City Southern indicates that KPMG LLP did not audit the financial statements of Grupo TFM as of December 31, 2004 and 2003 and for the years then ended. The financial statements of Grupo TFM as of and for the years ended December 31, 2004 and 2003 were audited by other auditors whose reports have been furnished to KPMG, and KPMG’s opinion, insofar as it relates to the amounts included for Grupo TFM as of and for the year ended December 31, 2004 and 2003, was based solely on the reports of the other auditors. In addition, the audit report of KPMG LLP covering the consolidated financial statements of Kansas City Southern refers to the Company’s adoption, effective January 1, 2003, of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

      The combined and consolidated financial statements of Grupo TFM, as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, which are incorporated in this prospectus by reference to exhibit 99.1 of our annual report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers, S.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.kcsi.com. Information contained on our website is not part of this prospectus.
      In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.
      The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Our current reports on Form 8-K filed on January 6, 2005; January 26, 2005; February 1, 2005; February 15, 2005; February 23, 2005; March 18, 2005; March 29, 2005; April 7, 2005, April 15, 2005; April 26, 2005; May 11, 2005; May 13, 2005; May 26, 2005; June 1, 2005; June 6, 2005; June 7, 2005; June 9, 2005; June 14, 2005; July 20, 2005; July 25, 2005; September 16, 2005; October 3, 2005, October 6, 2005, November 8, 2005, November 21, 2005, and December 2, 2005, and our current report on Form 8-K/ A filed on February 14, 2005.
      All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02, Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any current report on Form 8-K), prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such document. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02, Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any current report on Form 8-K) after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Kansas City Southern, P.O. Box 219335, Kansas City, Missouri 64121-9335 (or if by United Parcel Service or some other form of express delivery to 427 West 12th Street, Kansas City, Missouri 64105), Attention: Corporate Secretary’s Office, or if by telephone at (816) 983-1538.

FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in our other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by the use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. These Statements involve a number of risks and uncertainties. Actual results could materially differ from those anticipated by such forward-looking statements. Such differences could be caused by a number of factors or combination of factors including, but not limited to, the factors identified below and the factors discussed above under the heading “Risk Factors.” Readers are strongly encouraged to consider these factors and the following factors when evaluating any forward-looking statements concerning us:

•	whether we are fully successful in executing our business strategy, including capitalizing on NAFTA trade to generate traffic and increase revenues, exploiting our domestic opportunities, establishing new and expanding existing strategic alliances and marketing agreements and providing superior customer service;

•	whether we are successful in retaining and attracting qualified management personnel;

•	whether we are able to generate cash that will be sufficient to allow us to pay principal and interest on our debt and meet our obligations and to fund our other liquidity needs;

•	material adverse changes in economic and industry conditions, both within the United States and globally;

•	the effects of adverse general economic conditions affecting customer demand and the industries and geographic areas that produce and consume commodities carried;

•	the effect of NAFTA on the level of United States-Mexico trade;

•	industry competition, conditions, performance and consolidation;

•	general legislative and regulatory developments, including possible enactment of initiatives to re-regulate the rail industry;

•	legislative, regulatory, or legal developments involving taxation, including enactment of new federal or state income tax rates, revisions of controlling authority, and the outcome of tax claims and litigation;

•	changes in securities and capital markets;

•	natural events such as severe weather, fire, floods, hurricanes, earthquakes or other disruptions of our operating systems, structures and equipment;

•	any adverse economic or operational repercussions from terrorist activities and any governmental response thereto;

•	war or risk of war;

•	changes in fuel prices;

•	changes in labor costs and labor difficulties, including stoppages affecting either our operations or our customers’ abilities to deliver goods to us for shipment; and

•	the outcome of claims and litigation, including those related to environmental contamination, personal injuries and occupational illnesses arising from hearing loss, repetitive motion and exposure to asbestos and diesel fumes.
      We will not update any forward-looking statements to reflect future events or developments. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.